Filed Pursuant to Rule 424(b)(3)
Registration Number 333-107177
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 4, 2004)

$150,000,000

Senior Convertible Notes due 2023

Common Stock, par value $1.00 per share

     This document supplements the prospectus of Alaska Air Group, Inc., dated June 4, 2004, relating to the notes issued in a private placement in March 2003 and the common stock issuable upon conversion of the notes.

     This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus dated June 4, 2004. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated June 4, 2004.

     We have not applied for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes were offered to qualified institutional buyers as defined in, and in reliance on, Rule 144A under the Securities Act, in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

     You should consider carefully the risks that we have described in “Risk Factors” beginning on page 7 of the prospectus dated June 4, 2004.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 30, 2004.

EXPLANATORY NOTE

This Prospectus Supplement sets forth the First Supplemental Indenture, dated as of September 30, 2004 (the “First Supplemental Indenture”), to Indenture dated as of March 21, 2003 (the “Original Indenture” and, as amended by the First Supplemental Indenture, the “Indenture”) between us and U.S. Bank National Association, as Trustee with respect to $150,000,000 principal aggregate amount of Senior Convertible Notes due 2023.

Under both the Original Indenture and the Indenture as amended by the First Supplemental Indenture, Holders may require us to purchase all or a portion of their notes on March 21, 2008, March 21, 2013 and March 21, 2018 at a price equal to the variable principal amount and accrued and unpaid cash interest, if any, on such notes as of the applicable purchase date. Prior to entering into the First Supplemental Indenture, we could pay the purchase price in cash or shares of our common stock or in a combination of cash and shares of our common stock. By entering into the First Supplemental Indenture, we have agreed that we may only purchase such notes for cash.

FIRST SUPPLEMENTAL INDENTURE

Dated as of September 30, 2004

Supplement to Indenture dated as of March 21, 2003

between

ALASKA AIR GROUP, INC.

and

U.S. BANK NATIONAL ASSOCIATION

as TRUSTEE

Senior Convertible Notes

due 2023

i

          FIRST SUPPLEMENTAL INDENTURE, dated as of September 30, 2004 (“First Supplemental Indenture”), between Alaska Air Group, Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”).

RECITALS

          WHEREAS, the Company and the Trustee executed and delivered an Indenture, dated as of March 21, 2003 (the “Original Indenture”; and, as amended by this First Supplemental Indenture, the “Indenture”), to provide for the issuance by the Company of its Senior Convertible Notes due 2023 (the “Securities”);

          WHEREAS, the Company desires to amend the Original Indenture and the Securities to rescind the Company’s right pursuant to Section 3.08 of the Original Indenture and the Securities to pay for the purchase of Securities at the option of the Holder pursuant to such section, in whole or in part, in shares of Common Stock in lieu of cash;

          WHEREAS, Section 9.01 of the Original Indenture provides that, without the consent of any Securityholder, the Company and the Trustee may amend the Original Indenture or the Securities to, among other things, make any change that does not adversely affect the rights of any Holders; and

          WHEREAS, all things necessary for the execution of this First Supplemental Indenture, and to make this First Supplemental Indenture a valid supplement to the Original Indenture according to its terms and a valid and binding agreement of the Company, have been done.

          NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree, for the benefit of the other party and for the equal and ratable benefit of the Holders, as follows:

ARTICLE 1

RATIFICATION; DEFINITIONS

          SECTION 1.01. First Supplemental Indenture. This First Supplemental Indenture is supplemental to, and is entered into in accordance with Section 9.01 of the Original Indenture and, except as modified, amended and supplemented by this First Supplemental Indenture, the provisions of the Original Indenture are ratified and confirmed in all respects and shall remain in full force and effect.

          SECTION 1.02. Definitions. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Original Indenture.

ARTICLE 2

AMENDMENTS TO CERTAIN PROVISIONS OF THE ORIGINAL INDENTURE

          SECTION 2.01. Amendments to Section 3.08 of the Original Indenture. Section 3.08 of the Original Indenture is hereby amended and restated to read in its entirety as follows:

          “SECTION 3.08 Purchase of Securities at Option of the Holder

     (a) General. Securities shall be purchased by the Company pursuant to paragraph 7 of the Securities as of March 21, 2008, 2013 and 2018 (each, a “Purchase Date”), at a purchase price equal to the Variable Principal Amount of the Securities on the applicable Purchase Date plus accrued and unpaid cash interest, if any, (the “Purchase Price”), at the option of the Holder thereof, upon:

(1) delivery to the Paying Agent, by the Holder of a written notice of purchase (a “Purchase Notice”) at any time from the opening of business on the date that is 20 Business Days prior to a Purchase Date until the close of business on such Purchase Date stating:

(A) the certificate numbers of the Securities which the Holder will deliver to be purchased,

(B) the portion of the Original Principal Amount of the Securities which the Holder will deliver to be purchased, which portion must be an Original Principal Amount of $1,000 or an integral multiple thereof,

(C) that such Security shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in paragraph 7 of the Securities and in this Indenture; and

(2) delivery of such Security to the Paying Agent prior to, on or after the Purchase Date (together with all necessary endorsements) at the offices of the Paying Agent, such delivery being a condition to receipt by the Holder of the Purchase Price therefor; provided, however, that such Purchase Price shall be so paid pursuant to this Section 3.08 only if the Security so delivered to the Paying Agent shall conform in all respects to the description thereof in the related Purchase Notice, as determined by the Company.

     The Company shall purchase from the Holder thereof, pursuant to this Section 3.08, a portion of a Security if the Original Principal Amount of such portion is $1,000 or an integral multiple of $1,000. Provisions of this Indenture that apply to the purchase of all of a Security also apply to the purchase of such portion of such Security.

     Any purchase by the Company contemplated pursuant to the provisions of this Section 3.08 shall be consummated by the delivery of the consideration to be received by the Holder (together with accrued and unpaid cash interest, if any) promptly following the later of the Purchase Date and the time of delivery of the Security.

     Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Purchase Notice contemplated by this Section 3.08(a) shall have the right to withdraw such Purchase Notice at any time prior to the close of business on the business day prior to the Purchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 3.10.

     The Paying Agent shall promptly notify the Company of the receipt by it of any Purchase Notice or written notice of withdrawal thereof.

     (b) Manner of Payment of Purchase Price. The Securities to be purchased pursuant to Section 3.08(a) shall be paid for in U.S. legal tender (“cash”), subject to the conditions set forth in Sections 3.08(c).

     At least three Business Days before the Company Notice Date, the Company shall deliver an Officers’ Certificate to the Trustee specifying:

(i) the information required by Section 3.08(e), and

(ii) whether the Company desires the Trustee to give the Company Notice required by Section 3.08(e).

     (c) Purchase with Cash. On each Purchase Date, the Purchase Price of Securities in respect of which a Purchase Notice pursuant to Section 3.08(a) has been given, shall be paid by the Company with cash equal to the aggregate Purchase Price of such Securities. The Company Notice, as provided in Section 3.08(e), shall be sent to Holders (and to beneficial owners as required by applicable law) not less than 20 Business Days prior to such Purchase Date (the “Company Notice Date”).

     (d) Certain Definitions.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended.

     The “Market Price” of the Common Stock means the average of the Sale Prices of the Common Stock for the five trading day period ending on the third Business Day (if the third Business Day prior to the applicable Purchase Date is a trading day or, if not, then on the last trading day) prior to the applicable Purchase Date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such Purchase Date, of any event described in Section 11.06, 11.07 or 11.08; subject, however, to the conditions set forth in Sections 11.09 and 11.10.

     “Securities Act” means the Securities Act of 1933, as amended.

     (e) Notice. The Company’s notice shall be sent to the Holders (and to beneficial owners as required by applicable law) in the manner provided in Section 14.02 at the time specified in Section 3.08(c) (the “Company Notice”). Each Company Notice shall include a form of Purchase Notice to be completed by a Securityholder and shall state:

(i) the Purchase Price, the Conversion Rate and accrued and unpaid cash interest, if any, that will be accrued and payable with respect to the Securities as of the Purchase Date;

(ii) the name and address of the Paying Agent and the Conversion Agent;

(iii) that Securities as to which a Purchase Notice has been given may be converted pursuant to Article 11 hereof only if the applicable Purchase Notice has been withdrawn in accordance with the terms of this Indenture;

(iv) that Securities must be surrendered to the Paying Agent to collect payment of the Purchase Price and interest, if any;

(v) that the Purchase Price for any Security as to which a Purchase Notice has been given and not withdrawn, together with any cash interest payable with respect thereto, will be paid promptly following the later of the Purchase Date and the time of surrender of such Security as described in (iv);

(vi) the procedures the Holder must follow to exercise rights under Section 3.08 and a brief description of those rights;

(vii) briefly, the conversion rights of the Securities and that Holders who want to convert Securities must satisfy the requirements set forth in paragraph 9 of the Securities;

(viii) the procedures for withdrawing a Purchase Notice (including, without limitation, for a conditional withdrawal pursuant to the terms of Section 3.10);

(ix) that, unless the Company defaults in making payment of such Purchase Price and cash interest, if any, the Variable Principal Amount will cease to increase and cash interest, if any, on Securities surrendered for purchase will cease to accrue on and after the Purchase Date; and

(x) the CUSIP number of the Securities.

     At the Company’s request, the Trustee shall give such Company Notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Company Notice shall be prepared by the Company.

     (f) [Intentionally Deleted]

     (g) Procedure upon Purchase. The Company shall deposit cash at the time and in the manner as provided in Section 3.11, sufficient to pay the aggregate Purchase Price of, and any accrued and unpaid interest with respect to all Securities to be purchased pursuant to this Section 3.08.

     (h) Taxes. Nothing herein shall preclude any income tax withholding required by law or regulations.”

ARTICLE 3

AMENDMENTS TO CERTAIN PROVISIONS OF THE SECURITIES;

NOTATION ON THE SECURITIES

          SECTION 3.01. Amendments to Section 4 of the Securities. Section 4 of the Securities is hereby amended and restated to read in its entirety as follows:

     “4. Indenture and First Supplemental Indenture.

     The Company issued the Securities pursuant to an Indenture dated as of March 21, 2003 (the “Original Indenture”), between the Company and the Trustee. Pursuant to Section 9.01 of the Original Indenture, the Company and the Trustee entered into a First Supplemental Indenture, dated as of August 31, 2004 (the “First Supplemental Indenture”), to rescind the Company’s right to pay for the purchase of the Securities at the option of the Holder in shares of Common Stock in lieu of cash. The terms of the Securities include those stated in the Original Indenture, as amended by the First Supplemental Indenture (as so amended, the “Indenture”), and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as in effect from time to time (the “TIA”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Indenture. The Securities are subject to all such terms, and

Securityholders are referred to the Indenture and the TIA for a statement of those terms.

     The Securities are unsecured (subject to Article XIII of the Indenture) and unsubordinated obligations of the Company limited to $150,000,000 aggregate Original Principal Amount (subject to Section 2.07 of the Indenture). The Indenture does not limit other indebtedness of the Company, secured or unsecured.”

          SECTION 3.02. Amendments to Section 7 of the Securities. Section 7 of the Securities is hereby amended and restated to read in its entirety as follows:

“7. Purchase by the Company at the Option of the Holder.

     Subject to the terms and conditions of the Indenture, the Company shall become obligated to purchase, at the option of the Holder, the Securities held by such Holder on March 21, 2008, March 21, 2013 and March 21, 2018 at a purchase price equal to the Variable Principal Amount of such Securities on the applicable Purchase Date plus accrued and unpaid cash interest, if any, upon delivery of a Purchase Notice containing the information set forth in the Indenture, at any time from the opening of business on the date that is 20 Business Days prior to such Purchase Date until the close of business on the day immediately preceding such Purchase Date and upon delivery of the Securities to the Paying Agent by the Holder as set forth in the Indenture. The Purchase Price shall be paid in cash in accordance with the Indenture.

     If prior to a Purchase Date this Security has been converted to a quarterly coupon note following the occurrence of a Tax Event, the Purchase Price will be equal to the Restated Principal Amount plus accrued and unpaid cash interest from the date of conversion to the Purchase Date as provided in the Indenture.

     At the option of the Holder and subject to the terms and conditions of the Indenture, the Company shall become obligated to purchase all or a portion of the Securities in integral multiples of $1,000 Original Principal Amount held by such Holder no later than 30 Business Days after the occurrence of a Change in Control of the Company for a Change in Control Purchase Price equal to the Variable Principal Amount of such Securities plus accrued and unpaid cash interest, if any, to but not including the Change in Control Purchase Date, which Change in Control Purchase Price shall be paid in cash. If prior to a Change in Control Purchase Date this Security has been converted to a quarterly coupon note following the occurrence of a Tax Event, the Change in Control Purchase Price shall be equal to the Restated Principal Amount plus accrued cash interest from the date of conversion to the Change in Control Purchase Date.

     A third party may make the offer and purchase of the Securities in lieu of the Company in accordance with the Indenture.

     Holders have the right to withdraw any Purchase Notice or Change in Control Purchase Notice, as the case may be, by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

     If cash sufficient to pay the Purchase Price or Change in Control Purchase Price, as the case may be, of all Securities or portions thereof to be purchased as of the Purchase Date or the Change in Control Purchase Date, as the case may be, is deposited with the Paying Agent on the Business Day following the Purchase Date or the Change in Control Purchase Date, as the case may be, the Variable Principal Amount shall cease to increase, and cash interest, if any, shall cease to accrue on such Securities (or portions thereof) on such Purchase Date or Change in Control Purchase Date, as the case may be, and the Holder thereof shall have no other rights as such (other than the right to receive the Purchase Price or Change in Control Purchase Price, as the case may be, if any, upon surrender of such Security).”

          SECTION 3.03. Notation on Securities. (a) The Securities, as amended by the provisions of this First Supplemental Indenture, shall bear a notation substantially to the following effect:

“THE TERMS OF THIS SECURITY HAVE BEEN AMENDED TO THE EXTENT PROVIDED IN THE FIRST SUPPLEMENTAL INDENTURE, DATED AS OF AUGUST 31, 2004, BETWEEN THE COMPANY AND THE TRUSTEE. THE FIRST SUPPLEMENTAL INDENTURE WAS ENTERED INTO BETWEEN THE COMPANY AND THE TRUSTEE PURSUANT TO SECTION 9.01 OF THE INDENTURE TO RESCIND THE COMPANY’S RIGHT TO PAY FOR THE PURCHASE OF THE SECURITIES AT THE OPTION OF THE HOLDER IN SHARES OF COMMON STOCK IN LIEU OF CASH. THE TERMS OF THIS SECURITY INCLUDE THOSE STATED IN THE INDENTURE, AS SUPPLEMENTED BY THE FIRST SUPPLEMENTAL INDENTURE, AND HOLDERS ARE REFERRED TO THE INDENTURE AND THE FIRST SUPPLEMENTAL INDENTURE FOR A STATEMENT OF THOSE TERMS.”

          (b) The Trustee hereby agrees to cause the Securities to bear the above notation pursuant to, and upon satisfaction of, the conditions set forth in Sections 9.05, 9.06, 14.04 and 14.05 of the Indenture.

ARTICLE 4

MISCELLANEOUS

          SECTION 4.01. Trust Indenture Act Controls. If any provision of this First Supplemental Indenture limits, qualifies, or conflicts with another provision which is required to be included in this Indenture by the TIA, the required provision shall control.

          SECTION 4.02. Incorporation into Indenture. This First Supplemental Indenture and all its provisions shall be deemed a part of the Original Indenture in the manner and to the extent herein and therein provided.

          SECTION 4.03. Successors. All covenants and agreements of the Company and the Trustee in this First Supplemental Indenture shall bind their respective successors.

          SECTION 4.04. Governing Law. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN THIS FIRST SUPPLEMENTAL INDENTURE.

          SECTION 4.05. Multiple Originals. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One originally signed copy is enough to prove this First Supplemental Indenture.

          SECTION 4.06. Separability Clause. In case any provision in this First Supplemental Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          SECTION 4.07 The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture. The recitals herein contained are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof.

* * * * * * * * *

          IN WITNESS WHEREOF, the undersigned, being duly authorized, have executed this First Supplemental Indenture on behalf of the respective parties hereto as of the date first above written.

ALASKA AIR GROUP, INC.

By:	/s/ Bradley Tilden

Name:	Bradley Tilden
Title:	Executive Vice President/Finance &
Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:	/s/ Alison D.B. Nadeau

Name:	Alison D.B. Nadeau
Title:	Vice President